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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             -----------------------

                                   SCHEDULE TO
                                 (RULE 14D-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 4)

                                 DTM CORPORATION
                       (Name of Subject Company (Issuer))

                                TIGER DEALS, INC.

                             3D SYSTEMS CORPORATION
                                   (Offerors)

                    COMMON STOCK, $0.0002 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   23333 L 103
                      (CUSIP Number of Class of Securities)

                                   -----------

                                    COPY TO:

    E. JAMES SELZER
CHIEF FINANCIAL OFFICER AND                     JULIE M. KAUFER, ESQ.
  VICE PRESIDENT, FINANCE             AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.
  3D SYSTEMS CORPORATION                       2029 CENTURY PARK EAST
    26081 AVENUE HALL                                 SUITE 2400
VALENCIA, CALIFORNIA 91355                   LOS ANGELES, CALIFORNIA 90067
    (661) 295-5600                                  (310) 229-1000


  (Name, address, and telephone number of persons authorized to receive notices and communications on behalf of filing persons)

                                   -----------

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction valuation*                               Amount of filing fee**
     $46,971,196                                             $9,395
--------------------------------------------------------------------------------




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*     Estimated for purposes of calculating the filing fee only. Calculated based on the product of $5.80, the per share tender offer price for all the outstanding shares of common stock, par value $0.0002 per share, of DTM Corporation (the "Common Shares"), multiplied by 8,098,482 (which includes 977,493 shares issuable pursuant to the exercise of outstanding stock options).

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by Tiger Deals, Inc. for such number of Common Shares.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid......$9,395         Filing Party......Tiger Deals, Inc. and
                                                                     3D Systems Corporation

         Form or Reg. No.............Schedule TO    Date Filed.........April 30, 2001
                                     Amend. No. 1                      May 16, 2001
                                     to Schedule TO

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         [X] third-party tender offer subject to Rule 14d-1.

         [ ] issuer tender offer subject to Rule 13e-4.

         [ ] going-private transaction subject to Rule 13e-3.

         [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]



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         This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO filed with the SEC on April 30, 2001, as amended and supplemented by Amendment No. 1 filed with the SEC on May 16, 2001, Amendment No. 2 filed with the SEC on May 22, 2001 and Amendment No. 3 filed with the SEC on May 25, 2001, relating to the offer to purchase by Tiger Deals, Inc., or "Offeror," a Delaware corporation and an indirect wholly-owned subsidiary of 3D Systems Corporation, or "Parent," a Delaware corporation, all of the outstanding shares of common stock, par value $0.0002 per share, of DTM Corporation, or the "Company," a Texas corporation, at a purchase price of $5.80 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the "Offer to Purchase," dated April 30, 2001, the "Amendment and Supplement to Offer to Purchase," dated May 15, 2001, and in the related Letter of Transmittal. Copies of the Offer to Purchase, Amendment and Supplement to Offer to Purchase and Letter of Transmittal were filed as Exhibits (a)(1)(i), (a)(1)(ix) and
(a)(1)(ii), respectively, to the Schedule TO, as amended. Capitalized terms used herein but not otherwise defined have the meanings ascribed to those terms in the Offer to Purchase.

         The information in the Schedule TO, as amended, is hereby expressly incorporated herein by reference in response to all the items of this Amendment No. 4, except as otherwise set forth below. You should read this amendment together with the Schedule TO we filed on April 30, 2001, the Amendment No. 1 to Schedule TO we filed on May 16, 2001, the Amendment No. 2 to Schedule TO we filed on May 22, 2001 and the Amendment No. 3 to Schedule TO we filed on May 25, 2001.

ITEM 1.  SUMMARY TERM SHEET.

         Item 1 of Schedule TO is hereby amended and supplemented by including the following:

         On June 6, 2001, we extended the offer until 12:00 midnight, New York City time, on Monday, June 18, 2001. The full text of the joint press release we issued with DTM on June 6, 2001 announcing the extension of the offer is filed as Exhibit (a)(1)(xii) hereto.

ITEM 4.  TERMS OF THE TRANSACTION.

         Item 4 of Schedule TO is hereby amended and supplemented by including the following:

         On June 6, 2001, we extended the offer until 12:00 midnight, New York City time, on Monday, June 18, 2001. The full text of the joint press release we issued with DTM on June 6, 2001 announcing the extension of the offer is filed as Exhibit (a)(1)(xii) hereto.

ITEM 11. ADDITIONAL INFORMATION.

         Item 11 of Schedule TO is hereby amended and supplemented by including the following:

         On June 6, 2001, 3D Systems and DTM agreed to extend the offer in order to provide additional time to consider alternatives and to prepare for defense of the complaint filed on June 6, 2001 by the Antitrust Division of the United States Department of Justice filed in the United States District Court for the District of Columbia, which named 3D Systems and DTM as defendants. The complaint asserts that our acquisition of DTM will result in anticompetitive effects in violation of Section 7 of the Clayton Act and seeks to permanently enjoin the acquisition. The complaint also seeks



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recovery of plaintiff's costs and other relief. We believe that the complaint is without merit, and we intend to vigorously defend the legality of the transaction.

         The full text of the joint press release we issued with DTM on June 6, 2001 announcing the filing of the complaint is filed as Exhibit (a)(1)(xii) hereto.

ITEM 12.  EXHIBITS.

                                  EXHIBIT INDEX

EXHIBIT
NUMBER                     DESCRIPTION
------                     -----------

(a)(1)(i)                  Offer to Purchase, dated as of April 30, 2001.(1)
(a)(1)(ii)                 Letter of Transmittal for Common Stock.(1)
(a)(1)(iii)                Notice of Guaranteed Delivery for Common Stock.(1)
(a)(1)(iv)                 Letter to Brokers, Dealers, Commercial Banks, Trust
                           Companies and Other Nominees.(1)
(a)(1)(v)                  Letter to Clients from Brokers, Dealers, Commercial
                           Banks, Trust Companies and Other Nominees.(1)
(a)(1)(vi)                 Guidelines for Certification of Taxpayer
                           Identification Number on Substitute Form W-9.(1)
(a)(1)(vii)                Text of Joint Press Release issued by the
                           Company and Parent on April 3, 2001(incorporated by
                           reference to Exhibit 99.1 to Parent's Form 8-K filed
                           April 10, 2001).
(a)(1)(viii)               Summary advertisement published in The Wall Street
                           Journal on April 30, 2001.(1)
(a)(1)(ix)                 Amendment and Supplement to Offer to Purchase, dated
                           as of May 15, 2001.(2)
(a)(1)(x)                  Text of Press Release issued by Parent on May 21,
                           2001.(3)
(a)(1)(xi)                 Text of Press Release issued by Parent on May 25,
                           2001.(4)
(a)(1)(xii)                Text of Joint Press Release issued by the Company
                           and Parent on June 6, 2001.
(a)(2)                     Not applicable.
(a)(3)                     Not applicable.
(a)(4)                     Not applicable.
(a)(5)                     Not applicable.
(b)                        Commitment Letter, dated as of April 24, 2001, by
                           U.S. Bank National Association and Parent.(1)
(b)(1)                     Loan and Security Agreement, dated as of May 21,
                           2001, by and among U.S. Bank National Association,
                           Parent and other signatories.(3)
(d)(1)                     Agreement and Plan of Merger, dated as of April 2,
                           2001, by and among the Company, Parent and Offeror
                           (incorporated by reference to Exhibit 99.2 to Parent's Schedule TO-C filed April 3, 2001).
(d)(2)                     Amendment No. 1 to Agreement and Plan of Merger,
                           dated as of May 15, 2001, by and among the Company, Parent and Offeror.(2)
(d)(3)                     Form of Tender and Voting Agreement, dated as of
                           April 2, 2001, by and among Parent, Offeror and certain shareholders of the Company (incorporated by reference to Exhibit 99.3 to Parent's Schedule TO-C filed April 3, 2001).




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(g)                        None.
(h)                        None.
(1) Previously filed on Schedule TO filed with the SEC on April 30, 2001.
(2) Previously filed on Amendment No. 1 to Schedule TO filed with the SEC on May 16, 2001.
(3) Previously filed on Amendment No. 2 to Schedule TO filed with the SEC on May 22, 2001.
(4) Previously filed on Amendment No. 3 to Schedule TO filed with the SEC on May 25, 2001.





























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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 7, 2001                          TIGER DEALS, INC.



                                              BY: /s/ E. James Selzer
                                                  ------------------------------
                                                  Name:  E. James Selzer
                                                  Title: Chief Financial Officer
                                                         and Vice President,
                                                         Finance

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 7, 2001                          3D SYSTEMS CORPORATION



                                              BY: /s/ E. James Selzer
                                                  ------------------------------
                                                  Name:  E. James Selzer
                                                  Title: Chief Financial Officer
                                                         and Vice President,
                                                         Finance














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                                 EXHIBIT INDEX

EXHIBIT
NUMBER                     DESCRIPTION
------                     -----------

(a)(1)(i)                  Offer to Purchase, dated as of April 30, 2001.(1)
(a)(1)(ii)                 Letter of Transmittal for Common Stock.(1)
(a)(1)(iii)                Notice of Guaranteed Delivery for Common Stock.(1)
(a)(1)(iv)                 Letter to Brokers, Dealers, Commercial Banks, Trust
                           Companies and Other Nominees.(1)
(a)(1)(v)                  Letter to Clients from Brokers, Dealers, Commercial
                           Banks, Trust Companies and Other Nominees.(1)
(a)(1)(vi)                 Guidelines for Certification of Taxpayer
                           Identification Number on Substitute Form W-9.(1)
(a)(1)(vii)                Text of Joint Press Release issued by the
                           Company and Parent on April 3, 2001(incorporated by
                           reference to Exhibit 99.1 to Parent's Form 8-K filed
                           April 10, 2001).
(a)(1)(viii)               Summary advertisement published in The Wall Street
                           Journal on April 30, 2001.(1)
(a)(1)(ix)                 Amendment and Supplement to Offer to Purchase, dated
                           as of May 15, 2001.(2)
(a)(1)(x)                  Text of Press Release issued by Parent on May 21,
                           2001.(3)
(a)(1)(xi)                 Text of Press Release issued by Parent on May 25,
                           2001.(4)
(a)(1)(xii)                Text of Joint Press Release issued by the Company
                           and Parent on June 6, 2001.
(a)(2)                     Not applicable.
(a)(3)                     Not applicable.
(a)(4)                     Not applicable.
(a)(5)                     Not applicable.
(b)                        Commitment Letter, dated as of April 24, 2001, by
                           U.S. Bank National Association and Parent.(1)
(b)(1)                     Loan and Security Agreement, dated as of May 21,
                           2001, by and among U.S. Bank National Association,
                           Parent and other signatories.(3)
(d)(1)                     Agreement and Plan of Merger, dated as of April 2,
                           2001, by and among the Company, Parent and Offeror
                           (incorporated by reference to Exhibit 99.2 to Parent's Schedule TO-C filed April 3, 2001).
(d)(2)                     Amendment No. 1 to Agreement and Plan of Merger,
                           dated as of May 15, 2001, by and among the Company, Parent and Offeror.(2)
(d)(3)                     Form of Tender and Voting Agreement, dated as of
                           April 2, 2001, by and among Parent, Offeror and certain shareholders of the Company (incorporated by reference to Exhibit 99.3 to Parent's Schedule TO-C filed April 3, 2001).
(g)                        None.
(h)                        None.
(1) Previously filed on Schedule TO filed with the SEC on April 30, 2001.
(2) Previously filed on Amendment No. 1 to Schedule TO filed with the SEC on May 16, 2001.
(3) Previously filed on Amendment No. 2 to Schedule TO filed with the SEC on May 22, 2001.
(4) Previously filed on Amendment No. 3 to Schedule TO filed with the SEC on May 25, 2001.




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